Exhibit 99.5

TBPE REGISTERED ENGINEERING FIRM F-1580 1100 LOUISIANA SUITE 3800	HOUSTON, TEXAS 77002-5235	FAX (713) 651-0849 TELEPHONE (713) 651-9191

March 24, 2010

Repsol YPF

Mr. Aquiles Rattia Regalado

Director of Reserves Control

Paseo de La Castellana, 278-280

28046 Madrid

España

Dear Mr. Rattia Regalado:

At the request of Repsol YPF (Repsol), Ryder Scott Company (Ryder Scott) has conducted a reserves audit of the estimates of the proved reserves as prepared by Repsol’s engineering and geological staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party reserves audit, completed on February 16, 2010 and presented herein, was prepared for public disclosure by Repsol in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. It is our understanding that the proved reserves estimated in this report constitute approximately 26% percent of Repsol’s proved reserves; it is also our understanding that the proved undeveloped reserves estimated in this report constitute approximately 42.3% percent of all Repsol’s proved undeveloped reserves. The reserves that were audited are located in the Caribbean and South America, the vast majority of which are located in Trinidad and Tobago, and were evaluated as of September 30, 2009 and December 31, 2009, as applicable.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities.”

Based on our review, including the data, technical processes and interpretations presented by Repsol, it is our opinion that the overall procedures and methodologies utilized by Repsol in preparing their estimates of the proved reserves comply with the current SEC regulations and that the overall proved reserves for the reviewed properties as estimated by Repsol are, in the aggregate, reasonable within 7 percent of Ryder Scott’s estimates which is less than the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

The conclusions discussed in this report are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore,

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Repsol YPF

March 24, 2010

volumes of reserves actually recovered may differ significantly from the estimated quantities audited by Ryder Scott.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report. The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Definitions” in this report.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The audited proved gas volumes included gas consumed in operations as reserves. Non-hydrocarbon or inert gas volumes have been excluded from the reserves reported herein.

Reserves are those estimated remaining quantities of petroleum that are anticipated to be economically producible, as of a given date, from known accumulations under defined conditions. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves, and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Repsol’s request, this report addresses only the proved reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. The proved reserves included herein were estimated using deterministic methods. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a “high degree of confidence that the quantities will be recovered.”

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

The proved reserves reported herein are limited to the period prior to expiration of current contracts providing the legal rights to produce, or a revenue interest in such production, unless evidence indicates that contract renewal is reasonably certain. Furthermore, properties in the different countries may be subjected to significantly varying contractual fiscal terms that affect the net revenue to Repsol for the production of these volumes. The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts. Therefore, when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with Repsol the net economic

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Repsol YPF

March 24, 2010

benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof. Ryder Scott has not conducted an exhaustive audit or verification of such contractual information. Neither our review of such contractual information nor our acceptance of Repsol’s representations regarding such contractual information should be construed as a legal opinion on this matter.

Ryder Scott did not evaluate the country and geopolitical risks in the countries where Repsol operates or has interests. Repsol’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons including the granting, extension or termination of production sharing contracts, the fiscal terms of various production sharing contracts, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves audited herein were based upon a detailed study of the properties in which Repsol owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Audit Data, Methodology, Procedure and Assumptions

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Repsol YPF

March 24, 2010

reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves for the properties included herein were estimated by performance methods, analogy methods, the volumetric method, or a combination of performance and volumetric methods. The following table summarizes the approximate percent of reserves estimated by each of these methods.

Approximate Percent Proved Reserves Estimated by the Various Methods

	Gas		Liquid Hydrocarbons
Method	Developed	Undeveloped	Developed	Undeveloped
Volumetric	91%	99.5%	83%	99.5%
Performance	7%	-	16%	-
Analogy	-	0.5%	-	0.5%
Combination	2%	-	1%	-

These performance methods include, but may not be limited to, decline curve analysis and analogy which utilized extrapolations of historical production and pressure data available through December, 2009 in those cases where such data were considered to be definitive. The data utilized in this analysis were supplied to Ryder Scott by Repsol and were considered sufficient for the purpose thereof. The volumetric method was used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. The volumetric analysis utilized pertinent well and seismic data supplied to Ryder Scott by Repsol that were available through September 30, 2009 and December, 2009, as applicable. The data utilized from the well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.

To estimate economically recoverable proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data that cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Repsol has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by Repsol with respect to property interests owned, production and well tests from examined wells, normal direct

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Repsol YPF

March 24, 2010

costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Repsol. We consider the factual data used in this report appropriate and sufficient for the purpose of our investigations.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to conduct the audit of reserves of the properties described herein. The proved reserves discussed herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved reserves reviewed in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Repsol. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Repsol YPF

March 24, 2010

Repsol furnished us with the above mentioned average prices in effect on December 31, 2009. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used for the geographic area included in the report. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements. In cases where there are numerous contracts or price references within the same geographic area, the benchmark price is represented by the unweighted arithmetic average of the initial 12-month average first-day-of-the-month benchmark prices used.

The product prices that were actually used to determine the future gross revenue for each property were provided by Repsol. Repsol has indicated that these are the actual realized prices after adjustments to the benchmark prices for gravity, quality, local conditions and/or distance from market, referred to herein as “differentials.” The final prices furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Repsol to determine these prices.

In addition, the following table summarizes the net volume hydrocarbon prices adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report.

Geographic Area	Product	Price Reference	Average Realized Prices
Caribbean & South America	Crude Oil	N/A1	$50.37/Bbl
	Natural Gas	N/A1	$2.01/MMBtu
[1]Repsol indicated that the prices for substantially all of the liquids and natural gas are defined by contractual arrangements.

Costs

Operating costs used in our evaluation were based on the operating expense reports of Repsol and include only those costs directly applicable to the evaluated assets. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. The operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by Repsol. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the assets.

Development costs were furnished to us by Repsol and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were significant. The estimates of the net abandonment costs furnished by Repsol were accepted without independent verification.

The proved developed and undeveloped reserves in this report have been incorporated herein in accordance with Repsol’s plans to develop these reserves as of December 31, 2009. The implementation of Repsol’s development plans as presented to us and incorporated herein is subject to

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Repsol YPF

March 24, 2010

the approval process adopted by Repsol’s management. As the result of our inquires during the course of preparing this report, Repsol has informed us that the development activities included herein have been subjected to and received the internal approvals required by Repsol’s management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Repsol. Additionally, Repsol has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.

Current costs used by Repsol were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Repsol. Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Repsol.

We have provided Repsol with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Repsol

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Repsol YPF

March 24, 2010

and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L. P.
TBPE Firm Registration No. F-1580

/s/ Herman G. Acuña
Herman G. Acuña, P.E.
Texas P.E. License No. 92254
Managing Senior Vice President–International

HGA/sm

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Professional Qualifications

Herman G. Acuña

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Herman G. Acuña was the primary technical person responsible for overseeing the independent estimation of the reserves, future production and income to render the audit conclusions of that report.

Mr. Acuña, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1997, is a Managing Senior International Vice President and serves as an Engineering Group Coordinator responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Acuña served in a number of engineering positions with Exxon. For more information regarding Mr. Acuña’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Mr. Acuña earned a Bachelor (Cum Laude) and a Masters (Magna Cum Laude) of Science degree in Petroleum Engineering from The University of Tulsa in 1987 and 1989 respectively. He is a licensed Professional Engineer in the State of Texas, a member of the Association of International Petroleum Negotiators (AIPN) and the Society of Petroleum Engineers (SPE).

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Acuña fulfills. As part of his 2009 continuing education hours, Mr. Acuña attended over 34 hours of formalized training and conferences including 10 hours dedicated to the subject of the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. In 2009, Mr. Acuña taught various company reserves evaluation schools in Argentina, Bolivia, China, Spain, U.S.A and Venezuela. Mr. Acuña has participated in various capacities in reserves conferences such as being a panelist a the 2008 Trinidad and Tobago’s Petroleum Conference, delivering the reserves evaluation seminar during IAPG convention in Mendoza, Argentina in 2006 and chairing the first Reserves Evaluation Conference in the Middle East in Dubai, U.A.E in 2006.

Based on his educational background, professional training and 20 years of practical experience in petroleum engineering and the estimation and evaluation of petroleum reserves, Mr. Acuña has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS